October 2013


Columbia
Property Trust

Forward Looking Statements



Certain statements contained in this presentation may be considered forward-looking statements. All statements that address operating performance, events or developments that we expect or anticipate will occur in the future, including, without limitation, statements related to an anticipated NYSE listing and pending property dispositions are forward looking statements. Such statements include, in particular, statements about our plans, strategies, prospects, and our future financial and operating results and are subject to certain risks and uncertainties, including known and unknown risks, which could cause actual results to differ materially from those projected or anticipated. Such forward-looking statements can generally be identified by our use of forward-looking terminology such as "may," "will," "expect," "intend," "anticipate," "estimate," "believe," "continue," or other similar words. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date this presentation is given. We do not intend to publicly update or revise any forward-looking statements, whether as a result of new information, future events, or otherwise. The following are some of the risks and uncertainties, although not all risks and uncertainties, that could cause actual results to differ materially from those presented in our forward-looking statements:

- No public market currently exists for our shares of common stock and as a result, if we list our shares on an exchange, our initial trading price may not be reflective of our long-term value because, among other reasons, it may take some time for an efficient market to develop for our shares as more institutional investors and buy-side analysts begin to evaluate us as an investment opportunity.

- We have recently become a self-managed company. Previously we relied on our advisor to conduct and manage our day-to-day operations. If we are unable to transition successfully to self management our operations could suffer

- We depend on tenants for our revenue and, accordingly, our revenue is dependent upon the success and economic viability of our tenants. Revenues from our properties could decrease due to a reduction in tenants (caused by factors including, but not limited to, tenant defaults, tenant insolvency, early termination of tenant leases and non-renewal of existing tenant leases) and/or lower rental rates, making it more difficult for us to meet our debt service obligations and limiting our ability to pay distributions to our stockholders

- Continued disruptions in the financial and real estate markets and uncertain economic conditions could adversely affect the value of our investments

- Our pace of acquisitions and/or dispositions of properties

- Our failure to qualify as a REIT for federal income tax purposes would reduce the amount of income we have available for distribution and limit our ability to make distributions to our stockholders

- See our Annual Report, Form 10-K for the fiscal year ended December 31, 2012, for additional risks and uncertainties that would cause actual results to differ materially from those presented in our forward-looking statements

This document is for informational purposes only and is neither an offer to buy nor the solicitation of an offer to sell any securities of the Company. The tender offer will be made only pursuant to an offer to purchase, letter of transmittal and related materials that the Company intends to distribute to its shareholders and file with the SEC. The full details of the expected tender offer, including complete instructions on how to tender shares, will be included in the offer to purchase, the letter of transmittal, and other related materials, which the Company will distribute to shareholders and file with the SEC upon commencement of the expected tender offer. If the tender offer is commenced as expected, shareholders will be urged to carefully read the offer to purchase, the letter of transmittal, and other related materials when they become available, as they will contain important information, including the terms and conditions of the tender offer. If the tender offer is commenced as expected, shareholders will be able to obtain free copies of the offer to purchase, the letter of transmittal, and other related materials that the Company will file with the SEC on the SEC's website at http://www.sec.gov or by calling the information agent for the contemplated offer, which will be identified in the materials filed with the SEC at the commencement of the expected tender offer. In addition, shareholders will be able to obtain free copies of the Company's filings with the SEC from the Company's website at http://www.columbiapropertytrust.com or by directing a request to Mr. Jim Fleming, Columbia Property Trust, One Glenlake Parkway, Suite 1200, Atlanta, GA 30328, or 800-899-8411 (toll-free).

The names, logos and related product and service names, design marks and slogans are the trademarks or service marks of their respective companies.

Columbia Property Trust

Listing Summary



Company	**Columbia Property Trust, Inc.**
Ticker	**NYSE: CXP**
Listing Date	**Anticipated listing to occur on or about October 10, 2013**
Dividend	**$1.20 per share annual distribution (paid quarterly)**
Tender Offer	**Upon listing, we expect to commence a tender offer for an amount up to $300M; tender period to be a minimum of 20 business days**
Lock-up	**None**

Investment Highlights



High Quality Office Portfolio with Favorable Lease & Tenant Profile	• $5.0B+ premier portfolio • 93% occupancy with strong tenant & industry diversification
Value Creation Strategy Underway Supporting Future Growth	• Proven capital recycling • 31 markets down to 16[1]
Investment Grade Balance Sheet	• 29% debt to real estate assets • $850M of capacity for growth[1]
Established Company Prepared for Transition to Traded Markets	• Seasoned management team with avg. 24 years of experience • Public company experience

Data as of 6/30/2013
[1]Proforma for the pending disposition of the 18-property portfolio, which is subject to satisfaction of closing conditions.

Columbia Property Trust

Past, Present & Future



July 2003
Founded as Wells Real Estate Investment Trust II, Inc.

May 2010
Earned investment grade credit ratings from both S&P (BBB-) and Moody's (Baa3).

March 2011
Acquired Market Square, a 680,000-square-foot office property in Washington, D.C. for $603M.

February 2013
Internalized management for no fee, moved to separate office space in own building and changed name to Columbia Property Trust, Inc.

2003 · 2010 · 2011 · 2012 · 2013 · Future

2003 - 2010
Over $5 billion raised and invested in three public offerings

July 2010
Nelson Mills named as President.

December 2010
Formation of dedicated management team.

April 2011
First non-traded REIT to issue bonds in the investment-grade public corporate bond market.

December 2012
Acquired 333 Market Street, a class A office tower in San Francisco for $395M.

December 2012
Sold a nine-property portfolio of non-core assets for $261M.

April 2013
Rating outlook revised upward to "positive" by Moody's

August 2013
Added Jim Fleming as CFO & Murray McCabe and Tom Wattles to Board

Attractive Competitive Positioning



Meaningful Size, Strong Occupancy, and Manageable Lease Maturities

Operational Metrics	Columbia Property Trust	Select Publicly Traded Office Average[1]
Gross Real Estate Assets	$5.7B	$5.7B
Total Office Square Feet	20.5M	20.9M
% Office[2]	99%	83%
Occupancy	93.0%	90.3%
Lease Maturities ('13,'14,'15) – SF	3% / 3% / 6%	6% / 9% / 10%

Low Leverage, Strong Credit Metrics, and Investment Grade Rating

Financial Metrics		
Leverage[3]	29%	40%
Net Debt / EBITDA	4.3x	6.8x
Fixed Charge Coverage	4.9x	2.5x
Debt Maturities ('13,'14, '15) - % of total debt	2% / 6% / 16%	2% / 9% / 10%
Credit Rating	Baa3 / BBB-	Baa2 / BBB

As of 6/30/2013

[1]Sourced from selected public company filings; Companies included in analysis: BDN, BXP, CLI, CUZ, DEI, DRE, GOV, HIW, HPP, KRC, LRY, OFC, PDM, PKY, SLG.

[2]Based on square feet

[3]Total debt / undepreciated book value

Columbia Property Trust

High Quality Portfolio



Portfolio Statistics

Total Properties / Buildings	61 / 82
Total Square Feet[1]	20.5M
% Leased[1]	93%
Net Rent per Square Foot[2]	$20.04
% Office[3]	99%
% CBD / Suburban[1,4]	44% / 56%
% of Annualized Lease Revenue from Current Top 10 Markets	80%

Geographic Diversification Across Key Markets

Top 10 Markets by Annualized Lease Revenue



- Atlanta — 14.6%
- D.C. — 11.2%
- N. New Jersey — 10.1%
- San Francisco — 8.8%
- Baltimore — 7.3%
- Cleveland — 6.6%
- Houston — 6.1%
- Chicago — 5.7%
- New York — 5.1%
- Boston — 4.5%
- All Other — 20.0%

Manageable Lease Expirations

Avg. Lease Term (yr.)[3]: 6.6



ALR Expiring

Note: As of 6/30/13; [1]Excludes Cleveland Marriot at Key Center; [2]Based on annualized 2Q 2013; [3]Based on square feet; [4]Based on Annualized Lease Revenue.

Columbia Property Trust

Favorable Lease & Tenant Profile



Strong Industry Diversification



- **14.7%** Services – Legal Services
- **14.3%** Depository Institutions
- **9.6%** Trans & Util – Communication
- **7.2%** Manufacturing – Industrial Machinery And Equipment
- **7.2%** Trans & Util – Electric, Gas, And Sanitary Services
- **5.4%** Services – Business Services
- **5.1%** Services – Engineering & Management Services
- **5.1%** Security And Commodity Brokers
- **3.4%** Manf. – Electronic & Other Electric Equipment
- **3.3%** Insurance Carriers
- **24.7%** All Other

Top 20 Tenant Diversification & Credit Rating

Avg. Tenant Credit Rating[1]: A-



Note: As of 6/30/13; Based on Annualized Lease Revenue; Excludes Cleveland Marriot at Key Center; [1]Based on rated tenants.

Value Creation & Growth Strategies



Targeted Market Strategy	• Focus on select markets with strong fundamentals and liquidity • Increase % in CBD and Multi-Tenant
Capital Recycling	• Harvest mature and non-strategic assets to maximize value • Continue to exit non-core markets
New Investments	• Acquire strategic and premier buildings with quality tenants • Opportunistically pursue value-added deals
Proactive Asset Management	• Enhance regional management structure • Execute strategic leasing
Conservative Balance Sheet	• Low leverage and financial flexibility • Strong liquidity profile and proven access to capital

Market Strategy



31 Markets – Year End 2011



12/31/2011

16 Markets – After Pending Disposition



12/31/2013[6]

Boston
New York
Washington, DC
San Francisco
Denver
Houston

Portfolio Statistics

Q4 2011	Metric	Pro forma for proposed disposition[6]
72 / 93	Total Properties / Buildings	42 / 57
21.9M	Total Square Feet[1]	16.4M
99%	% Office[2]	98%
93.9%	% Leased[1]	93.3%
31 / 24	MSAs / States[4]	16 / 14
78%	% of ALR from Top-10 Markets	88%
38% / 62%	% CBD / Suburban[1,4]	50% / 50%
BBB+	Avg. Tenant Credit Rating[5]	A-
6.4	Avg. Lease Term (yr.)[3]	6.5

🔵 Top 10 Markets by ALR   🟠 Other Current Markets   🟢 Proposed Dispositions   🔴 Markets Exited

Note: As of 6/30/13; [1]Excludes Cleveland Marriot at Key Center; [2]Based on square feet; [3]Based on Annualized Lease Revenue (ALR) as defined in the 6/30/13 financial supplement [4]Includes Washington D.C.; [5]51.6% of Columbia's tenants are investment grade & 57.8% of Columbia's tenants are rated based on ALR; [6]Pro forma for the pending disposition of 18 properties . No assurance can be given that we will dispose of any of the 18 properties as the pending disposition remains subject to a variety of factors including the completion of satisfactory due diligence and the satisfaction of closing conditions.

Columbia Property Trust

Capital Recycling Underway



Since 2011, we have sold $388M of non-core assets and have a pending disposition for approximately another $500M[1]. We have also deployed capital into approximately $1.0B of Class A real estate in target markets.

Past Dispositions

- **Jan. 2012: Sold 2 assets exiting 2 markets**
- **Dec. 2012: Sold 9 assets exiting 6 markets**
- **Mar. 2013: Sold 1 asset exiting 1 market**

Pending Disposition

- **18 assets in 12 markets will result in the exiting of 9 additional non-core markets[1]**

Acquisitions

Market Square



Washington, DC

Year Acquired	2011
Total Square Feet	684,016
Percent Leased[2]	94.9%
Net Rent PSF[2]	$48.26
Year Built	1990

333 Market Street



San Francisco, CA

Year Acquired	2012
Total Square Feet	657,114
Percent Leased[2]	100%
Net Rent PSF[2]	$34.53
Year Built	1979

[1]No assurance can be given that we will dispose of any of the 18 properties as the pending disposition remains subject to a variety of factors including the completion of satisfactory due diligence and the satisfaction of closing conditions.
[2]As of 8/31/13

11

Columbia Property Trust

Proactive Asset Management



Property	Situation	Action Taken / Result
Strategically Work the Rent Roll  5 Houston Houston, TX	50% of the building expired in 2011 (4 tenants)	• Actively approached one of the four tenants, renegotiated the terms, setting the stage for the 3 other tenants • All 4 were significant rollup stories
Early Take Back of Space and Re-lease  919 Hidden Ridge Dallas, TX	Tenant occupying 100% of building wanted to terminate early	• Negotiated an early buyout • Re-leased 90% of the building to another high-quality tenant (Christus Health Care) with no downtime • Tenant grew into 100% of the building • Positioned the asset for disposition
Manage Portfolio Expiration: Opportunistic Blend & Extend   80 Park Plaza Newark, NJ Key Center Cleveland, OH	Regular course lease maturities	• 824K SF renewal with PSE&G (80 Park Plaza) • Extended from 2015 to 2030 • 478K SF renewal with Key Bank (Key Center Tower) • Extended from 2015 to 2030

Leasing Activity Summary



6.5 Million Square Feet of Leasing Activity Since January 2011

	2011	2012	YTD 2013[1]
New Leases	614,826	887,197	181,042
Renewal Leases	1,837,017	1,941,302	1,001,073
Average Lease Term[2]	6.5 Years	9.8 Years	11.4 Years
Average Credit Rating[2,3]	BBB+	A-	A

New Tenants & Expansion Tenants



Proactive Management of Lease Expirations



[1] As of 9/16/2013; [2]Based on square feet; [3]For rated tenants.

Management & Governance



Experienced Management Team



Nelson Mills
PRESIDENT, CHIEF EXECUTIVE OFFICER, AND DIRECTOR
24 years of real estate and investment management experience
- Appointed as CEO in 2010
- Served as an Independent Director from 2007 to 2010



James Fleming
EXECUTIVE VICE PRESIDENT AND CHIEF FINANCIAL OFFICER
24 years of real estate and investment management experience
- Joined Columbia Property Trust in 2013



Drew Cunningham
SVP - REAL ESTATE OPERATIONS
28 years of real estate and portfolio operations experience
- Joined Columbia Property Trust in 2012



Wendy Gill
SVP - CORPORATE OPERATIONS AND CHIEF ACCOUNTING OFFICER
17 years of accounting and finance experience
- Joined Columbia Property Trust in 2003



Kevin Hoover
SVP - REAL ESTATE TRANSACTIONS
26 years of real estate experience
- Joined Columbia Property Trust in 2004

Directors	Year Joined	Experience
John L. Dixon Chairman of the Board	2008	Pacific Life
Charles Brown	2003	CRB Realty Associates
Richard Carpenter	2003	The Citizens & Southern National Bank
Bud Carter	2003	Vistage International
Murray McCabe	2013	Blum Capital Partners / J.P. Morgan
Nelson Mills	2007	Columbia Property Trust
George W. Sands	2010	KPMG LLP
Neil Strickland	2003	The Continental Group
Tom Wattles	2013	DCT Industrial / Security Capital

- Fully internalized as of March 2013 for no fee
- Independent Chairman
- Non-staggered board
- 8 out of 9 board members are independent
- SEC reporting company since 2003
- Opted out of Maryland anti-takeover provisions

Columbia Property Trust

Investment Grade Balance Sheet



Conservative Leverage Profile

- Baa3/BBB-; positive / stable outlook

- 29.1% Debt to Gross Real Estate Assets

- 4.34x Net Debt to EBITDA

- 4.92x Fixed Charge Coverage Ratio

- 15.9% Secured Debt / Gross Real Estate Assets

- Large unencumbered asset pool of $4.1 billion (70% of total portfolio)

Diversified Capital Sources



- Credit Facility O/S — 0.9%
- Term Loan — 7.9%
- Unsecured Notes — 4.4%
- Mortgage Debt — 15.9%
- Equity — 70.9%[1]

Manageable Debt Maturities[2]



Legend: Mortgage Debt ($M), Line of Credit ($M), Unsecured Term Loan ($M), Bonds ($M), Avg. Interest Rate

Year	Value(s)	Avg. Interest Rate
2013	26.4	5.95%
2014	98.9	5.05%
2015	207.9	4.75%
2016	39.0 (Mortgage), 450.0 (Unsecured Term Loan)	2.56%
2017	175.0 (Mortgage), 51.0 (Line of Credit)	4.42%
2018	36.0 (Mortgage), 248.8 (Bonds)	5.87%
2023	325.0	5.07%

Note: Balance Sheet data as of 6/30/2013; [1]Based on undepreciated book value of assets; [2]Proforma for the amended and restated credit facility agreements dated 8/21/2013.

Columbia Property Trust

Capital Profile Primed for Growth



> ***$850M[1] in available liquidity and proven access to capital to fund strategic growth initiatives***

Strong Liquidity Profile[1]

- $449 million of availability on the credit line

- $61.7 million of cash

- Expected Disposition proceeds

- Distribution policy based on cash flow and business strategy

Proven Access to Capital

- $950 million revolver/term loan facility in place (through 2018)

- Demonstrated access to public bond market

- Efficient use of secured mortgage financing

Unsecured / Secured Leverage Ratios



[1] $61.6M in cash on hand and $449M in revolver capacity as of 6/30/2013; Proforma for the pending 18-property disposition, which is subject to satisfaction of closing conditions.

Columbia Property Trust

Income Performance



Total Net Operating Income - Cash



	Q3 2012	Q4 2012	Q1 2013	Q2 2013
	91.6	89.9	90.5	93.4

Total Net Operating Income - GAAP



	Q3 2012	Q4 2012	Q1 2013	Q2 2013
	96.5	96.4	97.8	99.9

Total GAAP - General and Administrative



	Q3 2012	Q4 2012	Q1 2013	Q2 2013
	13.4[1]	13.6[1]	13.8[1]	9.0

Interest Expense - GAAP



	Q3 2012	Q4 2012	Q1 2013	Q2 2013
	16.7	17.0	18.2	18.1

Note: $ In millions; See Slide 25 for additional detail. [1]Includes related party asset and property management fees.

Columbia Property Trust

Roadmap to CXP Net Asset Value



Net Asset Value Components

Unaudited ($ in thousands)

	Source[1]		6/30/2013	Adjustments	Proforma
Quarterly Cash NOI			See Slide 17	See Slide 24	
Annualized Cash NOI			See Slide 17	See Slide 24	
Other Assets					
Cash & Cash Equivalents	Fin. Supp (p. 6)		61,667	292,556	354,223
Tenant Receivables	Fin. Supp (p. 6)		7,791	-	7,791
Prepaid Expenses & Other Assets	Fin. Supp (p. 6)		33,208	-	33,208
Development Authority Bonds	Fin. Supp (p. 6)		586,000	-	586,000
Total Other Assets			**688,666**	**292,556**	**981,222**
Liabilities					
Line of Credit	Fin. Supp (p. 6)		51,000	(51,000)	-
Notes Payable	Fin. Supp (p. 6)		1,358,245	(116,423)	1,241,822
Bonds Payable, net	Fin. Supp (p. 6)		248,804	-	248,804
Accts Payable, Acc. Exp., & Acc. CapEx	Fin. Supp (p. 6)		97,929	-	97,929
Due to Affiliates	Fin. Supp (p. 6)		18,006	-	18,006
Deferred Income	Fin. Supp (p. 6)		22,243	-	22,243
Obligations under Capital Leases	Fin. Supp (p. 6)		586,000	-	586,000
Total Liabilities			**2,382,227**	**(167,423)**	**2,214,804**
$ Amount of Shares Repurchased				(35,021)	
# of Diluted Shares[2]	Fin. Supp (p. 7)		**135,816**	**(1,363)**	**134,453**

$850M of Available Liquidity to Fund Tender Offer and Future Acquisitions *(after completion of pending 18-Property Disposition)*

[1]For additional information, including reconciliations of any non-GAAP financial measures found herein, please reference the supplemental report furnished by the Company on a Current Report on Form 8-K dated September 30, 2013.

[2]The number of diluted shares shown above reflect the 4:1 reverse stock split that became effective on 8/14/2013.

Columbia Property Trust

Assessing the Progress



Leasing Activity

SF Leased[1]	6.5M SF of leasing activity since January 2011

Investment Activity

# of Markets[2]	33 to 16
% CBD/Suburban[2]	38 / 62 to 50 / 50
Dispositions	$388M plus proceeds from additional 18 property portfolio currently pending
Acquisitions	$1B of class A assets in target markets

Balance Sheet Management

$250M public bond issuance

Extended term of $950M revolver / term loan facilities to 2018, reduced borrowing costs and increased flexibility

Moody's (Baa3) outlook revised upward to "positive"

2013 Key Accomplishments

 Transition to Self-Management

 Appoint Independent Chairman

 Augment Board of Directors

 Hire CFO with Public Company Experience

 Complete Pending Disposition

[1] As of 9/16/2013; [2] Since 2011. 16 markets is proforma for the pending disposition of the 18-property portfolio, which is subject to satisfaction of closing conditions.

Columbia Property Trust

Ongoing Objectives



- **Continued Execution of Leasing Goals**

- **Additional Non-Core Dispositions**

- **Acquisitions with Growth Opportunities in Target Markets**

- **Further Augmentation to the Management Team**

- **Expansion of Key Market Expertise**

- **Credit Rating Upgrade**

- **Balance Sheet Management**

Investment Highlights



High Quality Office Portfolio with Favorable Lease & Tenant Profile

Value Creation Strategy Underway Supporting Future Growth

Investment Grade Balance Sheet

Established Company Prepared for Transition to Traded Markets

Columbia Property Trust



Appendix

Financial Performance



Unaudited ($ in thousands)	Three Months Ended[1]			
Operating Information	**9/30/2012**	**12/31/2012**	**3/31/2013**	**6/30/2013**
Percent Leased	91.7%	92.9%	93.3%	93.0%
Total Revenues	144,708	143,274	145,795	149, 220
Cash NOI	91,555	89,934	90,543	93,385
EBITDA	86,680	81,666	84,062	91,929
Normalized FFO	69,148	64,188	66,006	73,536
Normalized FFO / Share	0.51	0.47	0.48	0.54
AFFO	33,614	42,383	48,613	44,602
AFFO / Share	0.25	0.31	0.36	0.33
Balance Sheet Information				
Total Assets	5,620,168	5,730,949	5,639,815	5,603,439
Net Debt [2]	1,416,979	1,596,639	1,564,053	1,596,382
Ratios				
Fixed Charge Coverage Ratio [3]	5.00x	4.64x	4.48x	4.92x
Net Debt to EBITDA [4]	4.09x	4.89x	4.65x	4.34x

[1]For additional information please reference the supplemental report furnished by the Company on a Current Report on Form 8-K dated September 30, 2013.
[2]Net debt is calculated as the total principal amount of debt outstanding minus cash and cash equivalents and discounts on bonds payable.
[3]Fixed charge coverage is calculated as EBITDA divided by the sum of interest expense, principal amortization, capitalized interest.
[4]EBITDA is annualized for the purposes of this calculation.

Columbia Property Trust

Roadmap for 2013



Second Half 2013 Commentary

3Q Subsequent Activity

- Borrowings in 3Q on the Revolving Credit Facility to fund
  - $35M share redemption (1.3M reduction in shares outstanding) in July
  - $26.4M mortgage on Three Glenlake Building repaid on July 31st
- Amended Credit Facilities on August 21st
  - Reduced Term Loan and Revolver spread by 35bp and 50bp respectively

Potential Disposition

Pending 18-Property Portfolio Disposition [1]
- Quarterly cash NOI run rate of approximately $10M
- Concurrent debt repayments with sale proceeds
  - $90M mortgage on Wildwood Building
  - Outstanding balance on the revolver facility
- GAAP adjustments resulting from Gain/Loss on Sale and Early Extinguishment of Debt

Other Potential Items

- One time G&A expenses (non-recurring) resulting from costs associated with expected listing
- Impact from expected tender offer
- Impact from Gain/Loss on Interest Rate Swaps
- Partial settlement of development authority bonds and corresponding capitalized lease obligations

Note: $ In millions; [1] Pending disposition of 18 properties currently in the market, which is subject to satisfaction of closing conditions.

Columbia Property Trust

Historical Income Components



Unaudited ($ in thousands)	Fin. Supp. Page[1]	Three Months Ending			
		9/30/2012	12/31/2012	3/31/2013	6/30/2013
Same Store Office NOI – Cash	(p. 10)	83,448	82,695	83,028	85,871
Same Store Hotel NOI – Cash	(p. 10)	1,776	1,165	693	1,742
Acquisition NOI – Cash	(p. 10)	-	682	5,769	5,770
Disposition NOI – Cash	(p. 10)	6,331	5,392	1,053	2
Total NOI – Cash	(p. 10)	**91,555**	**89,934**	**90,543**	**93,385**
Same Store Office NOI – GAAP	(p. 10)	88,387	89,164	89,682	91,925
Same Store Hotel NOI – GAAP	(p. 10)	1,776	1,165	693	1,742
Acquisition NOI – GAAP	(p. 10)	-	737	6,228	6,228
Disposition NOI – GAAP	(p. 10)	6,358	5,297	1,152	2
Total NOI - GAAP	(p. 10)	**96,521**	**96,363**	**97,755**	**99,897**
GAAP G&A – Continuing Operations	(p. 11)	5,289	5,669	7,720	9,113
Asset Management Fees	(p. 11)	7,875	7,875	5,083	-
GAAP G&A – Discontinued Operations	(p. 11)	224	46	947	(119)
Total GAAP General and Administrative	(p. 11)	**13,388**	**13,590**	**13,750**	**8,994**
Interest Expense - GAAP	(p. 7)	**16,742**	**17,021**	**18,153**	**18,068**
Net Debt Balance	(p. 5)	1,416,979	1,596,639[2]	1,564,053	1,596,382
Revolver Balance	(p. 12)	65,000	42,000	25,000	51,000

[1]For additional information, including reconciliation of any non-GAAP financial measures provided, please reference the supplemental report furnished by the Company on a Current Report on Form 8-K dated 9/30/2013.

[2]In relation to the acquisition of 333 Market Street, Columbia assumed a $207.9M mortgage note bearing interest at 4.75%. Quarterly interest expense for this note is approximately $2.4M.

Columbia Property Trust

FFO & AFFO Reconciliation to Net Income



Unaudited ($ in thousands)	Fin. Supp. Page	Three Months Ending			
		9/30/2012	12/31/2012	3/31/2013	6/30/2013
Net Income (loss) attributable to Columbia Property Trust, Inc.	(p. 9)	**(5,859)**	**11,853**	**(22,608)**	**20,601**
Depreciation of real estate assets [1]	(p. 9)	30,410	29,540	30,627	30,608
Amortization of lease-related costs [1]	(p. 9)	24,630	22,589	21,947	22,327
Gain on sale of discontinued operations	(p. 9)	-	(3,170)	(10,014)	-
Impairment loss on real estate assets [1]	(p. 9)	18,467	-	16,867	-
Funds from Operations (FFO)	(p. 9)	**67,648**	**60,812**	**36,819**	**73,536**
Consulting and transition services fees [2]	(p. 9)	1,500	1,500	29,187	-
Real estate acquisition-related costs	(p. 9)	-	1,876	-	-
Normalized FFO	(p. 9)	**69,148**	**64,188**	**66,006**	**73,536**
Additional amortization of lease assets (liabilities) [3]	(p. 9)	110	(191)	(618)	(555)
Straight-line rental income [1]	(p. 9)	(3,949)	(6,238)	(6,593)	(6,528)
(Gain) loss on interest rate swaps	(p. 9)	(280)	634	(1,678)	(1,783)
Non-cash interest expense [4]	(p. 9)	996	988	858	862
Total other non-cash adjustments	(p. 9)	**(3,123)**	**(4,807)**	**(8,031)**	**(8,004)**
Non-incremental capital expenditures [5]	(p. 9)	(32,411)	(16,998)	(9,362)	(20,930)
Adjusted Funds from Operations (AFFO)	(p. 9)	**33,614**	**42,383**	**48,613**	**44,602**
Weighted average common shares outstanding – basic and diluted	(p. 9)	136,741	137,009	136,521	135,816
Normalized FFO per share (basic and diluted)	(p. 5)	**0.51**	**0.47**	**0.48**	**0.54**
AFFO per share (basic and diluted)	(p. 9)	**0.25**	**0.31**	**0.36**	**0.33**

[1]Includes amounts attributable to consolidated properties, including discontinued operations.; [2]Includes nonrecurring fees incurred under the consulting and transition services agreements. See Quarterly Report on Form 10-Q for the quarter ended March 31, 2013 and Annual Report on Form 10-K for the year ended December 31, 2012 for a description of these fees.; [3]GAAP implicitly assumes that the value of intangible lease assets (liabilities) diminishes predictably over time and, thus, requires these charges to be recognized ratably over the respective lease terms. Such intangible lease assets (liabilities) arise from the allocation of acquisition price related to direct costs associated with obtaining a new tenant, the value of opportunity costs associated with lost rentals, the value of tenant relationships, and the value of effective rental rates of in-place leases that are above or below market rates of comparable leases at the time of acquisition. Like real estate values, market lease rates in aggregate have historically risen or fallen with local market conditions. ; [4]This item represents amortization of financing costs paid in connection with executing our debt instruments, and the accretion of premiums (and amortization of discounts) on certain of our debt instruments. GAAP requires these items to be recognized over the remaining term of the respective debt instrument, which may not correlate with the ongoing operations of our real estate portfolio.; [5]See page 23 of the supplemental report for a description of Non-Incremental Capital Expenditures furnished by the Company on a Current Report on Form 8-K dated September 30, 2013.

Columbia Property Trust